NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 19, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 8, 2019 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Following the take-up and payment of 286,347,562 common shares of Nevsun Resources Ltd. pursuant to the previously announced offer by Zijin Mining Group Co. Ltd.’s wholly-owned subsidiary, 1178180 B.C. Ltd., to purchase all of the issued and outstanding Nevsun Shares, 1178180 B.C. Ltd. will acquire the remaining shares of Nevsun through a compulsory acquisition. Under the terms of the Compulsory Acquisition, the holders of all the remaining Nevsun Shares owned by, or by a nominee for, 1178180 B.C. Ltd. or its affiliates will be entitled to receive C$6.00 in cash per Nevsun share. Further details are provided in the Notice of Compulsory Acquisition. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on March 8, 2019.